October 4, 2013

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Clutterbug Move Management, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 2, 2013
File: 333-187248

Ladies and Gentlemen:

By letter dated October 4, 2013, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clutterbug Move Management, Inc. (the “Company”) with its written comments to the amended registration statement on Form S-1 filed on October 2, 2013. We have reviewed your comment and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

General

Staff Comment

1.
As noted previously in comment 1 of our comment letter dated July 5, 2013, the sale of the company’s shares by the selling shareholders at market prices is unavailable because Rule 415(a)(1)(i) is not available for this transaction and you are not eligible to conduct an at the market offering under Rule 415(a)(4). This is because the selling shareholders are considered underwriters selling on behalf of the company in an indirect primary offering. Therefore, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus that states otherwise. Specially, delete your statements, “…until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices” under footnote 2 of the registration fee table on page ii, and, “…until our common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market, under subsection “The Offering” of the prospectus summary on page 4. For further guidance, please refer to our comment letter dated July 5, 2013.

Company Response

We have deleted the language as noted in this comment. Our disclosure states that the offering price of the shares being sold are fixed for the duration of the offering.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company with any questions you may have.

Very truly yours,

CLUTTERBUG MOVE MANAGEMENT, INC.

By:	/s/ VICTORIA YOUNG
Victoria Young
Chief Executive Officer